UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMPUDYNE CORPORATION

(Name of subject company (Issuer))

PATRIOT ACQUISITION CORP.

GORES PATRIOT HOLDINGS, INC.

GORES CAPITAL PARTNERS II, L.P.

GORES CO-INVEST PARTNERSHIP II, L.P.

(Names of Filing Persons )

Common Stock, par value $0.75 per share	204795306
(Title of classes of securities)	(CUSIP number of Class of Securities)

Ian Weingarten

Managing Director

Gores Group, LLC

10877 Wilshire Boulevard

18th Floor

Los Angeles, CA 90024

(310) 209-3010

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

J.Q. Newton Davis, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110-1726

(617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$59,496,817	$1,827

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) the offer price of $7.00 per share multiplied by 8,438,615 shares of common stock, par value $0.75 per share, of CompuDyne Corporation outstanding as of July 30, 2007 and (ii)(a) 561,200 shares of common stock, par value $0.75 per share, of CompuDyne Corporation, that are subject to issuance pursuant to the exercise of outstanding options as of July 30, 2007 (768,700 shares of common stock issuable upon the exercise of outstanding options have been excluded from the calculation because the exercise prices of those options exceeds the offer price of $7.00), multiplied by (b) the amount equal to $7.00 minus $6.24 (the weighted average exercise price of such outstanding options as of July 30, 2007). 2,897,768 shares of common stock, par value $0.75 per share, of CompuDyne Corporation reserved for issuance upon conversion of the 6.25% convertible notes of CompuDyne Corporation due 2011 have also been excluded from the calculation because the conversion price of those notes ($13.89 per share) exceeds the offer price of $7.00.

(2)	The filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,827	Filing Parties:	Patriot Acquisition Corp., Gores Patriot Holdings, Inc., Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P.

Form of Registration No.:	Schedule TO	Date Filed:	August 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2007 by (i) Patriot Acquisition Corp., a Nevada corporation (“Purchaser”) and wholly-owned subsidiary of the Gores Patriot Holdings, Inc., a Delaware corporation (“Parent”), (ii) Parent, (iii) Gores Capital Partners II, L.P., a Delaware limited partnership, and (iv) Gores Co-Invest Partnership II, L.P., a Delaware limited partnership (collectively, with Gores Capital Partners II, L.P., the “Gores Funds”). The Gores Funds collectively own Parent. This Amendment relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.75 per share (the “Shares”), of CompuDyne Corporation, a Nevada corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) , respectively, to the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

The initial offering period of the Offer expired at 5:00 p.m., New York City time, on Wednesday, September 12, 2007. According to Continental Stock Transfer & Trust Company, the depositary for the Offer, as of such time, a total of 7,780,757 Shares were tendered and not properly withdrawn, excluding an additional 80,920 Shares tendered by notice of guaranteed delivery, which represents approximately 92% of all outstanding Shares. The Purchaser has accepted all the Shares properly tendered for payment and will promptly pay the purchase price in respect of such Shares under the terms of the Offer.

Purchaser intends to complete the acquisition of the Company through a short-form merger as soon as practicable. In the short-form merger, all outstanding Shares not purchased by Purchaser in the Offer will be converted into the right to receive $7.00 per share in cash. Upon completion of the short-form merger, Parent intends to cause the Company to cease being a reporting company for purposes of the Securities Exchange Act of 1934, as amended.

On September 13, 2007, Purchaser issued a press release announcing the results of the Offer. The full text of the September 13, 2007 press release is attached as Exhibit (a)(5)(ii) and is incorporated herein by reference.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 12.	EXHIBITS.

Item 12 to the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(ii) Press release, dated September 13, 2007, announcing the results for Patriot Acquisition Corp.’s Tender Offer for CompuDyne Corporation.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GORES PATRIOT HOLDINGS, INC.

By:	/s/ Ian R. Weingarten
Name: Ian R. Weingarten
Title: Vice President

PATRIOT ACQUISITION CORP.

By:	/s/ Ian R. Weingarten
Name: Ian R. Weingarten
Title: Vice President

GORES CAPITAL PARTNERS II, L.P.
By:	Gores Capital Advisors II, LLC, its general partner
By:	The Gores Group, LLC, its Manager

By:	/s/ Alec E. Gores
Name: Alec E. Gores
Title: Manager

GORES CO-INVEST PARTNERSHIP II, L.P.
By:	Gores Capital Advisors II, LLC, its general partner
By:	The Gores Group, LLC, its Manager

By:	/s/ Alec E. Gores
Name: Alec E. Gores
Title: Manager

Dated: September 13, 2007

Table of Contents

Item 12. Exhibits

INDEX TO EXHIBITS
EX-99.A.5.ii: PRESS RELEASE

INDEX TO EXHIBITS

(a)(1)(i)	Offer to Purchase, dated August 14, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on August 14, 2007 in The New York Times.*

(a)(5)(i)	Joint press release issued by Gores Patriot Holdings, Inc. and CompuDyne Corporation on August 7, 2007.*

(a)(5)(ii)	Press release, dated September 13, 2007, announcing the results for Patriot Acquisition Corp.’s Tender Offer for CompuDyne Corporation.

(d)(1)	Agreement and Plan of Merger, dated as of August 6, 2007, by and among Gores Patriot Holdings, Inc., Patriot Acquisition Corp. and CompuDyne Corporation.*

(d)(2)	Form of Tender and Voting Agreement entered into among Gores Patriot Holdings, Inc., Patriot Acquisition Corp. and each of the directors and executive officers of CompuDyne Corporation, dated as of August 6, 2007.*

(d)(3)	Guaranty, dated August 6, 2007, by each of Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P. in favor of CompuDyne Corporation.*

(d)(4)	Letter Agreement dated as of February 16, 2007 between The Gores Group LLC (Parent) and Potomac Key Group, LLC.*

*	Incorporated by reference to the Schedule TO filed with the SEC by Purchaser, Gores Patriot Holdings, Inc. and the Gores Funds on August 14, 2007.